August 7, 2024

Christer Ros  n
Chief Executive Officer
Jupiter Neurosciences, Inc.
1001 North US HWY 1, Suite 504
Jupiter, FL 33477

       Re: Jupiter Neurosciences, Inc.
           Amendment No. 18 to Registration Statement on Form S-1
           Filed July 12, 2024
           File No. 333-260183
Dear Christer Ros  n:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 13, 2023 letter.

Amendment No. 18 to Registration Statement on Form S-1
Cover Page

1.     We note the incomplete sentence on your Cover Page starting with
[t]here is no
       assurance that our listing application.    Please revise and ensure the
Prospectus Cover
       Page states whether your offering is contingent upon final approval of your Nasdaq listing and that the disclosure is consistent with your underwriting agreement. August 7, 2024
Page 2
Description of Business
Preclinical results leading to encouraging of JOTROL possibly being a treatment for PD, page
110

2.     We note your disclosure on page 110 stating that you used a model of PD
that    mimics
       many aspects of the disease    appears to conflict with your disclosure
on the same page
       stating    the MTPT columns are mice induced to have Parkinson   s
Disease.    Please revise
       or otherwise advise.
Executive Compensation, page 143

3. Please explain why, or revise as necessary, in the table on page 143, there are Option
       Awards quantified for only two of the six listed named executive officers (NEOs), when in the accompanying footnotes, it appears that each of the six NEOs was granted options during 2023. We also note the Stock Option Grants section on page 150 also does not appear consistent with the information presented in the table on page
143. Finally,
       regarding the table of Director Compensation on page 156, there are also no Option
       Awards quantified therein, when the accompanying footnotes to that table suggest that all four listed directors were granted options during 2023. Please advise or revise.

       Please contact Jenn Do at 202-551-3743 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact
Daniel Crawford at 202-551-7767 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Craig D. Linder, Esq.